FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2013
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BBM TO COME PREINSTALLED ON LG SMARTPHONES	3.

Document 1

  NEWS RELEASE
December 18, 2013

FOR IMMEDIATE RELEASE

BBM TO COME PREINSTALLED ON LG SMARTPHONES

The G Pro Lite Will Be the First LG Device to Offer BBM Out-of-the-box

WATERLOO, ON – BBM™ will soon come preinstalled on the LG G Pro Lite from LG Electronics Inc. in markets around the world. BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced a bundling agreement with LG Electronics involving both standard and virtual preloading (using the LG App Manager) and confirmed that BBM will also continue to be available as a free download from Android app stores, including Google Play™.

“BBM is widely used throughout the Middle East, Africa and Indonesia where smartphone users tend to engage heavily in social networking,” said Kevin Shin, Vice President of Marketing for Asia, the Middle East and CIS countries of LG Electronics Mobile Communications Company. “The LG G Pro Lite offers an optimized BBM experience with its large, high quality display and embedded Stylus Pen.”

“People across the globe are using BBM to connect with each other and the enthusiasm has been phenomenal,” said Andrew Bocking, Executive Vice President for BBM at BlackBerry. “We’re extremely pleased that LG Electronics will help bring their customers a more seamless experience with BBM by preloading the app, starting with the G Pro Lite in key markets.”

BBM is a premier mobile communication service that gives customers privacy, control and immediacy as they chat with their contacts – either one-to-one, in multiple chats or as part of a BBM Group. BBM’s Delivered and Read statuses, as well as message-in-progress notices, keep people engaged and active in their conversations.

BBM lets users share files such as photos and voice notes, as well as update their profile and status with ease. Up to 30 people can connect as a BBM Group to chat and share photos, calendars and other files or documents.

Every BBM user has a unique PIN tied to their BlackBerry ID that helps maintains their privacy. Users never have to give out their phone number or email address to begin chatting with a new or casual contact.

-more-
The BBM experience will continue to evolve for Android and iPhone® users in the coming months, with updates that will include support for BBM Channels, a new service that connects BBM users to communities of shared interests in a very engaging and intimate manner, as well as support for BBM Voice calling and BBM Video calling.

Useful Links
BBM  How-To Videos

BBM Getting Started Guide

Inside BlackBerry Blog – BBM posts

BBM Knowledge Base Articles

About BBM
Introduced in 2005, BBM set the standard for mobile messaging and continues to drive innovation in messaging and private social networking. Today, BBM is one of the largest private social mobile networks, driving real, active conversations. Customers love BBM for its privacy, controls and immediacy with Delivered and Read statuses, and message-in-progress notices.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contact:
Nadia Stolfi
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, BBM and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	December 18, 2013	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer